UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

InterXion Holding N.V.

(Name of Subject Company)

InterXion Holding N.V.

(Name of Person Filing Statement)

Ordinary Shares, Par Value €0.10 Per Share

(Title of Class of Securities)

N47279109

(CUSIP Number of Class of Securities)

Scorpius 30

2132 LR Hoofddorp

The Netherlands

+31 20 880 7600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Jeffrey J. Rosen

William D. Regner

Sue Meng

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

212-909-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by InterXion Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands (the “Company”) with the Securities and Exchange Commission on January 29, 2020, relating to the exchange offer (the “Offer”) by Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), a private limited liability company organized under the laws of the Netherlands (“Buyer”) and a subsidiary of Digital Realty Trust, Inc., a Maryland corporation (“Parent”), pursuant to which the Buyer is offering to exchange each outstanding Company ordinary share, par value €0.10 per share, validly tendered and not properly withdrawn pursuant to the Offer for the right to receive 0.7067 shares of Parent common stock, par value $0.01 per share.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	ADDITIONAL INFORMATION

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added to the end of the section entitled “Regulatory and Other Approvals – Other Approvals – Germany”:

On February 14, 2020, Parent and the Company received clearance from the BMWi that the Transactions do not raise any objections with respect to the public order or security of the Federal Republic of Germany. As a result, as of February 14, 2020, the pending regulatory approval from the French Ministry for the Economy and Finance is the final regulatory approval required in order to consummate the Offer, subject to the satisfaction or waiver of the other Offer conditions.

Item 9.	EXHIBITS

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

(a)(2)(3)	Press Release, issued by InterXion Holding N.V. on February 18, 2020 (incorporated by reference to InterXion Holding N.V.’s filing with the SEC pursuant to Rule 425 on February 18, 2020)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

InterXion Holding N.V.

By:	/s/ David C. Ruberg
Name: David C. Ruberg Title: Chief Executive Officer

Date:  February 18, 2020